MOODY, ALDRICH & SULLIVAN LIMITED PARTNERSHIP
                  30 ROWES WHARF, SUITE 410
                      BOSTON, MA 02110
                        (617)261-6009
                     IRS ID # 04-3011533
              13G FILING PERIOD ENDING 12/31/97

Name of Issuer:               Elcor Corporation
Title of Class of  Securities:     Common Stock
Cusip Number:            284443108

Sole Voting power:       1,095,289

Aggregate amount  beneficially
Owned by each reporting person:    1,095,289

Percent of class represented by
Amount:                  8.3%

Type of reporting:       Investment Adviser